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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                _______________


                                AMENDMENT NO. 4

                                      TO

                                SCHEDULE 13E-3
                       RULE 13E-3 TRANSACTION STATEMENT
                       (PURSUANT TO SECTION 13(c) OF THE
                       SECURITIES EXCHANGE ACT OF 1934)


                         EMERGING COMMUNICATIONS, INC.
                              (Name of the Issuer)


                         EMERGING COMMUNICATIONS, INC.
                     INNOVATIVE COMMUNICATION CORPORATION
                     INNOVATIVE COMMUNICATION COMPANY, LLC
                              JEFFREY J. PROSSER
                     (Name of Person(s) Filing Statement)


                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)


                                   29089K108
                     (CUSIP Number of Class of Securities)


                              Jeffrey J. Prosser
                       Innovative Communication Company, LLC
                            Chase Financial Center
                                 P.O. Box 1730
                     St. Croix, U.S. Virgin Islands  00821
                                (340) 777-7700

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   Copy to:
                              Roger Meltzer, Esq.
                            Cahill Gordon & Reindel
                                80 Pine Street
                           New York, New York  10005
                                (212) 701-3000

This statement is filed in connection with (check the appropriate box):

[ ] (a) The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

[ ] (b) The filing of a registration statement under the Securities Exchange Act of 1933.

[X] (c)  A tender offer.
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[ ] (d)  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

                           Calculation of Filing Fee

Transaction Valuation*:                           Amount of Filing Fee**:

$ 54,860,644.50                                   $10,973.00

* For purposes of calculating the filing fee only. The filing fee was calculated, pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11 thereunder, on the basis of 5,352,258 Shares of Common Stock (the number of Common Stock outstanding on the date hereof, but excluding 5,606,873 Shares of Common Stock owned by Innovative Communications Company), multiplied by the proposed acquisition price U.S. $10.25 per share.

**   1/50 of 1% of Transaction Valuation.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


                      Amount Previously Paid: $10,973.00

                      Form of Registration No.:  Schedule 14D-1

                      Filing Parties: Innovative Communication, Corporation
                                      Innovative Communication, Company, LLC
                                      Jeffrey J. Prosser

                      Date Filed:  August 24, 1998

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                             Cross-Reference Sheet

 Item in                                 Location of Item(s)
Schedule 13E-3                           in Schedule 14D-1
--------------                           -----------------

   1(a)........................................ 1(a)
    (b)........................................ 1(b)
    (c)........................................ 1(c)
(d)-(f)........................................  *
2(a)-(g)....................................... 2(a)-(g)
3(a)(1)........................................ 3(a)
3(a)(2)........................................ 3(b)
3(b)...........................................  *
4(a)...........................................  *
(b)............................................  **
   5(a)-(g).................................... 5
   6(a)........................................ 4(a)
    (b)........................................  *
    (c)........................................ 4(b)
    (d)........................................  **
   7(a)........................................ 5
    (b)-(d)....................................  *
   8(a)-(e)....................................  *
    (f)........................................  **
   9...........................................  *
  10(a)-(b).................................... 6(a)-(b)
  11........................................... 7
  12...........................................  *
  13(a)........................................  *
    (b)(c)
  14(a)........................................  *
    (b)........................................  **
  15(a)........................................  **
    (b)........................................ 8
  16  10(f)
  17(a)  11(b)
    (b)........................................  *
    (c)........................................  *
    (d)........................................ 11(a)
    (e)........................................  *
    (f)........................................  **

_______________________
*    The Item is not required by Schedule 14D-1 of the Exchange Act.

**   The Item is not applicable or the answer thereto is in the negative.
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        This Amendment No. 4 to Rule 13E-3 Transaction Statement (the "Schedule
13E-3") is being filed by Emerging Communications, Inc., a Delaware corporation (the "Company"), Innovative Communication Corporation, a U.S. Virgin Islands corporation (the "Purchaser") and a wholly owned subsidiary of Innovative Communication Company, LLC, a Delaware limited liability company ("Parent"), and by the Parent and Jeffrey J. Prosser, pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder in connection with the tender offer by the Purchaser for all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of the Company not currently directly or indirectly owned by Parent, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 24, 1998 (as supplemented, the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal", together with the Offer to Purchase, the "Offer"). This Schedule 13E-3 is intended to satisfy the reporting requirements of Section 13(e) of the Exchange Act. The preceding cross-reference sheet, prepared pursuant to General Instruction F to Schedule 13E-3 of the Exchange Act, shows the location in the Schedule 14D-1 and Schedule 13 D/A (as amended, the "Schedule 14D-1") of the information required to be included in response to the items of Schedule 13E-3 of the Exchange Act. The Schedule 14D-1 was originally filed by the Purchaser, the Parent and Jeffrey J. Prosser on August 24, 1998. An amendment thereto ("Amendment No. 4 to Schedule 14D-1") is being filed contemporaneously herewith. The information contained in the Schedule 14D-1, including all exhibits thereto, is expressly and hereby incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Schedule 14D-1 and the exhibits thereto. All cross references in this Schedule 13E-3, other than cross references to the Schedule 14D-1, are to the Offer to Purchase (as supplemented) included in the Schedule 14D-1.

Item 16.  Additional Information

          The information included in Item 10. of Amendment No. 4 to Schedule 14D-1 is incorporated herein by reference.

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                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement are true, complete and correct.

Dated:  September 23, 1998

                              INNOVATIVE COMMUNICATION CORPORATION

                              By: /s/ Jeffrey J. Prosser
                                 -------------------------------------
                                 Name:Jeffrey J. Prosser
                                 Title: President

                              INNOVATIVE COMMUNICATION COMPANY, LLC

                              By: /s/ Jeffrey J. Prosser
                                 -------------------------------------
                                 Name:Jeffrey J. Prosser
                                 Title: Sole Member

                              /s/ Jeffrey J. Prosser
                              ----------------------------------------
                              Jeffrey J. Prosser

                              EMERGING COMMUNICATIONS, INC.

                              By: /s/ Thomas Minnich
                                 -------------------------------------
                                 Name: Thomas Minnich
                                 Title: Chief Operating Officer